Make Commerce 2023 YEAR IN REVIEW Better for Everyone Exhibit 99.1

2023 AT A GLANCE

$7.1B
Revenue (↑ **26%** from 2022)

$236B
GMV (↑ **20%** from 2022)

8,300+
Employees

$149M
MRR (↑ **35%** from 2022)

13%
Free Cash Flow Margin

13,000+
Apps in App Store

Millions of merchants in **175+ countries**

NORTH AMERICA	EUROPE / MIDDLE EAST / AFRICA	LATIN AMERICA	ASIA-PACIFIC
% of Revenue: 71%	% of Revenue: 18%	% of Revenue: 1%	% of Revenue: 10%
% of Merchants: 54%	% of Merchants: 27%	% of Merchants: 5%	% of Merchants: 14%

Key Product Achievements

- **Launched** Commerce Components by Shopify
- **Launched** Shopify Bill Pay
- **Launched** an AI shopping assistant on Shop App
- **Expanded** POS Go to 3 countries
- **Introduced** Shopify Magic + Sidekick
- **Launched** Shop Cash in the United States
- **Integrated** Shop Pay Installments into Shopify POS
- **Launched** Shopify Marketplace Connect
- **Launched** Shopify Credit
- **Launched** the Retail Plan
- **Expanded** Shopify Markets Pro to general availability in the United States
- **Launched** POS Terminal

[1] At a glance figures are as of December 31, 2023

[2] Gross Merchandise Volume, or GMV, represents the total dollar value of orders processed on the Shopify platform and on certain apps and channels for which a revenue-sharing arrangement is in place in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes

[3] Monthly Recurring Revenue, or MRR, is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month

[4] Free Cash Flow is calculated as Net cash provided (used in) operating activities less capital expenditures. Free Cash Flow is a Non-GAAP measure. Please refer to the section "Non-GAAP and Other Financial Measures" set out in the press release announcing Shopify's financial results for the year-ended December 31, 2023

2023 YEAR IN REVIEW

THRIVE AT ANY STAGE

From **entrepreneur to enterprise**, we helped businesses of all sizes thrive at any stage of their commerce journey, gaining industry recognition, and bringing more of consumers' favorite brands onto the platform.

- Launched the **Retail Plan**, a plan for primarily brick-and-mortar businesses that want a simple online presence
- Launched **Commerce Components by Shopify**, a modern composable stack for enterprise retail
- **Named as a leader in the 2024 IDC MarketScape** for B2C digital commerce applications for midmarket growth
- **Named as a leader in enterprise in the 2023 Gartner® Magic Quadrant™** for Digital Commerce and placed highest in the ability to execute
- Some of the **brands that joined in 2023**

BR HOME BANANA REPUBLIC

EVERLANE

DOLLAR SHAVE CLUB

buybuy BABY

Tim Hortons

STRENGTH

RUN AND MANAGE A BUSINESS

Every feature we launch and every developer tool we create is aimed at **making the hard things easy and everything else possible**.

- Launched **Shopify Bill Pay**, a tool that enables merchants to manage and pay vendors directly in the Shopify admin
- Launched **Shopify Credit**, a pay-in-full business credit card exclusively for Shopify merchants
- Introduced **Shopify Magic**, a suite of AI-enabled features integrated across the Shopify platform



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- **Optimized Shopify Checkout** for speed and conversion
  - Redesigned Shopify Checkout to a **streamlined one-page checkout experience**
  - Expanded Shopify Checkout's extensibility with **new APIs and updates**

36% Shopify's overall conversion rate surpasses the competition by up to 36%*

15% Shopify Checkout converts on average 15% higher than others*

5% The mere presence of Shop Pay on checkout drives 5% higher conversion*

50% When Shop Pay is used, conversion is lifted by as much as 50%*

*Data from a study completed in partnership with Big Three global management consulting company in April 2023

2023 YEAR IN REVIEW

SELL WHEREVER BUYERS ARE

We have built a unified commerce platform that helps merchants sell **online, offline and everywhere in-between.**



Expanded availability of **POS Go** to Canada, the U.K., and Ireland

Released **POS Terminal**, a new enterprise-grade countertop payment device

Integrated **Shop Pay Installments into Shopify POS** to offer in-store shoppers more payment flexibility



Expanded our end-to-end cross-border commerce solution, **Shopify Markets Pro**, to general availability in the United States

Sold majority of **Logistics business**

Finalized **commercial agreement with Flexport**, to extend the partnership between Shopify and Flexport for simplifying logistics flexport.



Simplified business-to-business commerce with our new low-cost, low-risk B2B solution, **Shopify Collective**

Announced an **app integration with Amazon** that offers U.S. merchants the option to add the Buy with Prime app into Shopify Checkout with transactions processed through Shopify Payments



Centralized a hub for marketplace selling with the launch of **Shopify Marketplace Connect**

Discover and engage with customers

- Launched **Shop Cash**, a rewards program that allows shoppers to earn Shop Cash on eligible Shop Pay purchases, to the U.S.
- Expanded the **Shop app** to the web to help our merchants discover new buyers, regardless of the device they use
- Integrated **Shopify Audiences** with Snap, Criteo, TikTok, and Pinterest to help merchants target customers more efficiently and cost-effectively

675M+

unique online shoppers in 2023



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2023 YEAR IN REVIEW